Filed by Chesapeake Energy Corp. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Vine Energy Inc.

Commission File No. 001-40239

Chesapeake Energy Corporation (CHK)

Q2 2021 Results Conference Call

August 11, 2021, 9:00 AM ET

Executives

Mike Wichterich, Chief Executive Officer

Nick Dell’Osso, Chief Financial Officer

Brad Sylvester, Vice President, Investor Relations

Sheldon Burleson, Vice President, Sothern Region

Tim Beard Vice, President, Northern Region

Analysts

Scott Hanold, RBC Capital Markets

Nitin Kumar, Wells Fargo

Josh Silverstein, Wolfe Research

Charles Meade, Johnson Rice

Asif Chaudhry, IBY Investment

Doug Leggate, Bank of America

Neal Dingmann, Truist Securities

Jordan Stuart, GoldenTree Asset Management

Gregg Brody, Bank of America

Carl Malmgren, Goldman Sachs

Presentation

Operator: Good day, and welcome to the Chesapeake Energy Corporation Second Quarter 2021 Earnings Conference Call. (Operator Instructions). After today's presentation, there will be an opportunity to ask questions. (Operator Instructions). Please note today's event is being recorded.

I would now like to turn the conference over to Brad Sylvester. Please go ahead, sir.

Brad Sylvester: Thank you, Rocco, and good morning, everyone. And thank you for joining our call today to discuss Chesapeake's financial and operational results for the 2021 second quarter. Hopefully, you've had a chance to review our press releases and the updated presentations that we posted to our website yesterday and this morning.

During this morning's call, we will be making forward-looking statements which consist of statements that cannot be confirmed by reference to existing information, including statements regarding our beliefs, goals, expectations, forecasts, projections and future performance, the benefits of our proposed transaction with Vine Energy, Inc., the expected timing for the completion of the transaction and the assumptions underlying such statements.

Please note that there are a number of factors that will cause actual results to differ materially from our forward-looking statements, including those factors identified and discussed in our earnings release yesterday and in other SEC filings. Please note that except as required by applicable law, we undertake no duty to update any forward-looking statements and you should not place undue reliance on such statements.

We may also refer to some non-GAAP financial measures, which help facilitate comparisons across periods and with peers. For any non-GAAP measure we use, a reconciliation to the nearest corresponding GAAP measure can be found in our materials and on our website.

With me on the call this morning are Mike Wichterich, Nick Dell'Osso, Sheldon Burleson and Tim Beard. Mike will give a brief overview of our recent results and events, and then we will open the teleconference up for Q&A.

So with that, thank you. And I will now turn the teleconference over to Mike.

Mike Wichterich: Hi, good morning, thank you for joining. We're pretty excited today here at Chesapeake and we're glad you're here. We're going to do just a quick flyover over on our quarter. The second quarter was pretty great, we're pretty excited about it. We told you in the first quarter that this company is going to generate a lot of free cash flow. That's what we've done in the second quarter; we did not disappoint. We had $429 million in EBITDAXX, $300 million-ish in free cash flow. That went to the balance sheet. That's how you know it's real when it shows up in cash in the bank, and so we're pretty pleased.

We don't think this is a one-time event, it's a trend, which is why we're updating our guidance. You'll see we're 16% -- we want to raise guidance on EBITDAX by 16%. We reduced G&A by 15%. We're not changing our CapEx and that also feels pretty good. We do generate a lot of cash, we have a bunch of cash.

The question becomes what to do with it. We've told you really clearly in our first quarter, the goal is to return cash to shareholders. That's why we started a fixed dividend in the first quarter. We told you at that time that we would define a variable dividend strategy by year-end; today is that day. So we're going to implement a variable return program that's going to take 50% of our free cash flow quarterly and pay it up. That's going to start at the beginning of next year. We're pretty thrilled about it.

At the very bottom of the page, you may have seen this in a previous press release, our commitment to the environment and being a good steward of assets. We pledge that we will turn our Haynesville area into an RSG Basin for us. We think that is not only the right thing to do and the smart thing to do, and we're pretty pleased and we're making great progress.

Turning to the Vine acquisition, which we're really excited and fired up about, during the quarterly calls and last time, and every time I had an investor call, I get a question often about will Chesapeake participate in the E&P market, how will it look, what are the what’s, where’s, when’s, and how’s? And honestly, we're very picky and we're picky, and we think this acquisition absolutely reflects that.

We have what we think are 5 non-negotiables in any transaction. The first non-negotiable is you can't overpay. We don't think we are; this is a zero premium deal. When you look at it and you want to calculate the price, you do it yourself, it's basically the 30-day exchange ratio. That is how we based it -- no premium. It feels great, we're not overpaying.

The second non-negotiable is we're not going to break our balance sheet. We're not Chesapeake of the past. We think this is a competitive advantage. You'll see our leverage is still below our long-term goal, which is sort of fantastic. We're going to keep it, it was hard to get here.

Now, you could ask, hey, did you build some overhang on your stock with new Vine shareholders? And I'd say, maybe you could think about it that way; we don't think about it that way. The Vine shareholders have been very clear on their intent. The intent is they like Chesapeake, they like the story, they want to participate in the upside. And frankly, we're happy to have them.

Third non-negotiable, it's got to be accretive on the metrics that matter; we think this transaction is. You guys will calculate it. We feel great about it. Fourth is, hey, we're looking to be better, not just bigger and so we think this transaction does it. Better to us means adding low-breakeven drilling locations; this transaction does it. It means having scale. If you combine low breakeven and scale and size, and I think you have a winning formula and to generate a lot of free cash flow. We have the locations with this, we're happy about it. We also are going to be the largest Haynesville producer. It is the scale we're looking for. The beautiful thing about this is this is an area that we've already operated in since 2008. We know the area; we can execute, we will execute. We feel great about it.

Finally, we talked about our pledge to be RSG in the Haynesville. We talked about it in our own assets. It was very important to us, not just to do it on those assets, but Vine assets. So our pledge extends also to the Vine acreage.

Next page, Page 4, look, a picture says 1,000 words. The picture tells you the story, which is that our next-door neighbor, it makes total sense. We had the people in place already to execute and we feel great.

Next slide. I'm going to keep talking on this. By being a good operator, we think it's obviously the right thing to do on ESG, Haynesville is the right place to be. And not only that, we think it is not just right, we also think it is a competitive advantage, it is the smart thing to do. We know that Haynesville gas goes into the LNG complex; we know the buyers of LNG want it to be certified RSG. We're going to deliver it; we listen to our customers, we want to provide it.

Turning to Page 6 of the deck, again, back to the picture tells 1,000 words. We talk a lot about basis; you guys talk a lot about basis to us about the Appalachia. It's obviously a hot topic. The basis is perfectly situated to [take] that out. This is the place to be, we're happy to be building here. It is a core strength for us.

Page 7, the cost savings. Synergies are always sort of -- it feels mostly like a guess; it's not a guess for us. We have operations here, we have expertise we know we can do. I've already mentioned I don't think anyone has drilled more Haynesville wells than us. We have the people here to execute, so we think these synergies are absolutely real.

Page 7, we talk about cash to shareholders. To me, this is put your money where your mouth is. It's one thing to talk about generating a lot of free cash flow and about synergies; it's another thing to actually promise to give it back to shareholders. First step is we're going to increase our fixed dividends. The synergies that we're talking about, we're going to give to the shareholders. We're going to raise our fixed dividend by 27%. We think it's the right thing to do and we're happy to do it.

Also, with the new variable dividend plan that we just discussed, it applies to these assets as well. And so giving back cash to shareholders is what great companies do, and we're happy to be part of it.

With that, Nick, why don't we go through the numbers?

Nick Dell’Osso: Thanks, Mike. Good morning, everyone. Our pro forma outlook that we've provided in the presentation, we think sets up really great for the next couple of years. At the end of 2021, you can see we've raised our numbers; we're raising our numbers on production. We've pointed in our press release to the fact that we have improved base decline rates. This is really evident in the great work of our teams, and how we've shifted our focus throughout this year. And we're delivering better results, better information, better technical understanding of our assets and maturing the way we think about the decline curves and the way we manage them.

We've also had a great performance out of our wedge. We're delivering well in Appalachia and Haynesville. And as we noted before, we're going to bring on line some wells in South Texas towards the end of the year, particularly ties well together with the fact that the wedge does the base, performing very well there.

Some of the biggest moves on the page that we're really pleased to highlight are in the cost structure. When you look just at 2021 alone, you can see we've reduced our G&A and it's a pretty significant move. And you can see that as we move into 2022, that's sustained. And so when you look at the aggregate cost structure that's on this page of LOE, GP&T and G&A, and to go from where we were in 2021, our previous outlook, to where we are now guiding pro forma the transaction, going forward where we're taking into consideration greater scale and some efficiencies of the transaction, there's a 20% decrease in the total cost structure. That's a pretty impressive move for a transaction like this, and for just the current evolution of our business and how we're taking costs out. That does result in higher EBITDA per barrel equivalent.

When you think about how we're investing, again, there are some things that Mike talked about as non-negotiables and important tenets of how we run the company from an M&A perspective, and there are from a financial approach perspective as well.

Our reinvestment rate stays well under our 60% to 70% target, but we are able to stem the decline in our oil assets with this investment profile. The rate of return that we're going to target with a pretty modest investment to stem that decline, is outstanding. And so we're really pleased about being able to lay this out and being able to show a free cash flow profile that's really attractive.

On the right side of this page, you have to pay attention to the fact that this transaction is really accretive to our cash flow metrics. And when you see a transaction that is notably accretive to cash flow metrics and a company can raise their dividends on the heels of that transaction immediately, you know that the confidence level in that accretion is high. We feel really good about that. We're pleased to be able to deliver that and look forward to executing on that program to find out what's next.

Going to the next page, we have some stats on just Chesapeake relative to the peer group. Obviously, we're relatively a big company and so the peer group that we aspire to measure ourselves against are companies that are bigger than us.

We've talked about that scale matters; we've talked about that we think there's an advantage to having cost structure benefits from scale. We're evidencing that in our transaction this morning, and you can see that we're moving along the scale -- not where we want to be yet, but we are, if you look at the payout ratio, punching at a higher level, we think, than many peers of our size. And so we believe we're headed for a position of greater scale in the industry.

That payout ratio is really attractive and it's sustainable given the reinvestment profile and given the low leverage. And so we're really pleased to be able to lay this out and put out the variable dividend that we announced this morning that we know is going to offer a really attractive aggregate yield.

And moving on to the last page that we're going to cover is really just a checklist of how we thought about this acquisition, and really what it's delivering to us. This is just a tremendous deal for us. It's accretive; it takes advantage of our scale and our knowledge and our history. Mike talked about we drilled more wells in this basin and we have more data in this basin, and we understand this basin better than any other operator.

The position that it gives us around the marketing of gas and the proximity to LNG, and the fact that we're going to have such a large aggregation of RSG in the market this close to the Gulf Coast and the industrial and export markets is, we think, a really significant competitive advantage. And when you marry that with our balance sheet, which now has a credit profile that's very strong and a much more attractive counterparty in these transactions, we think it's a really powerful combination.

What it does to our inventory is great. You've seen some of the numbers already. We're increasing our premium locations and we've measured that for you this morning by talking about locations that are greater than a 50% return at 2.50 gas. And that's a really robust profile of an incremental 370 million locations.

Dividends, we've talked about a bit and the fact that it strengthens our ESG performance. This is a pretty well-run asset from an ESG perspective and it offers us an opportunity to showcase and highlight our commitment to continuing to drive our emissions metrics down and improve our ESG profile.

Overall, we're just really pleased with this transaction. We think it sets up really well for Chesapeake as we move into 2022. And we think about how to continue to take advantage of our scale and deliver higher returns for shareholders in the form of cash showing up in dividends.

So with that, operator, I think we'll open it up for questions.

Questions and Answers

Operator: Thank you. We'll now begin the question-and-answer session. (Operator Instructions). Scott Hanold with RBC Capital Markets.

Scott Hanold: A good quarter and I guess congrats on the deal. My first question here is who is running the combined company? You really didn't discuss that. Obviously, Vine has an established management team and I know you all are in the process of searching for a CEO. So can you give us some sense of where that process is and whether or not some of the Vine management team are candidates?

Mike Wichterich: Sure, sure. Generally, the CEO search is ongoing. We've had tremendous interest in the position, of course, as what you'd expect. The committee is working its process. We thought it would take several months. It's on target and so we expect to have answers relatively soon. Certainly, we never thought about who would run the company. We weren't trying to buy a CEO in this transaction; it's absolutely not what's happening here. We wanted to buy the company and the assets and so we'll just let that process go.

I think what the real question you just want an answer on who's the next CEO and what's going to happen is, hey, with the strategy change, would we have differences? And the answer is no, strategy is the same. We're telling you we're going to execute this business plan. This is the business plan we're going forward with.

Scott Hanold: Okay. Just to clarify, is the Vine management team part of the CEO -- or the [C-suite] consideration?

Mike Wichterich: We haven't got that far to think about it.

Scott Hanold: Okay. Understood. And my follow-up question is could you just give us a little bit of color around the inventory additions that you're getting from Vine? I think in their published presentations, they've talked somewhere around 800, 900 locations that have breakeven points close to $2. And I know you all highlighted something on the order of 370 locations that get a 50% rate of return. And then I think in Slide 4, it indicates there may be 600, but there's a little bit of a difference. Could you give us some color on that variance?

Nick Dell’Osso: Sure. So the 370 are premium locations and we measured that with showing again greater than 50% return at 2.50 gas. On Slide 4, we give the total location number, so there are a lot more locations than that. It's a big asset and we're really pleased about how the acreage abuts our position. Generally, we're looking at 4 wells section here; there are some places we'd probably keep it to 3. And we think there's the potential in the future to down-space some areas to 5, but we really haven't baked that into our analysis. That would be an upside.

So look, this is a big asset. The acreage gives us some opportunities to drill longer laterals, and that's really important to thinking about how the value is put together here -- and so a lot of locations and a lot of really premium locations at that high rate of return and low gas price.

Scott Hanold: When you said longer laterals, is some of the difference just extending laterals' assumptions with Chesapeake's acreage, or is that just a comment of their length versus your length?

Nick Dell’Osso: It's really more the latter. There are a few places where we're going to be able to extend some laterals by combining our acreage position, but just because the history of drilling more longer laterals than others. We've done a lot of it, it's a little harder. We have the confidence to do it; we also have the mapping and the seismic and the data to do it well. We can pick our locations very well. And so that's something where you're really bringing an expertise and a technology and a data picture to the equation here, that Vine just, from a scale perspective, didn't have all of that on their own.

Scott Hanold: Understood. Thank you.

Operator: Nitin Kumar with Wells Fargo.

Nitin Kumar: I guess my first question is around capital allocation for next year. As I look at your Slide 9, you had a standalone number of almost, let's call it, $1 billion or so for next year; you're adding some with Vine. But it seems like you're investing in oil quite a bit just to hold the production flat. So could you please comment on what are you -- how are you looking at capital allocation for next year and why is it so much higher than this year?

Nick Dell’Osso: Sure. So first, I would just point out that as you think about our capital allocation year-over-year, we're still at a reinvestment rate that's well below our target. And we think that's really important because we have a commitment and a discipline around how we think about deploying capital in the business, but we're absolutely going to chase return. And the rate of return that's available to us in our South Texas assets today is very attractive.

When you think about the fact that we came out with our budget for this year as we emerged from bankruptcy, and we were wrestling with a $45 to $50 longer-term oil price curve, the world is a very different place today. And the rate of return opportunity for us is very attractive and we have production that's in decline.

There's no reason we shouldn't be drilling our absolute best locations in South Texas, bringing on a few wells in our other areas that are also a great rate of return and stemming that decline in a way that is very accretive to cash flow year-over-year. If you look at what we are ultimately going to deliver, again, we're going to have a more stable, longer-lived reinvestment rate relative to the cash flow that we can generate with this investment profile.

Nitin Kumar: Okay. And I guess the second question is Blackstone owns, I think, 70% of Vine. You alluded to their commitment to Chesapeake stock, but just had -- is there a lockup or something formal that prevents them from selling your stock?

Nick Dell’Osso: There is. There's a 60-day lockup that's been negotiated here. They'll be less than 10% of the fully-diluted shares. But really, our conversations with them have been about being a long-term shareholder. They're believers in the story, they're believers in the idea of consolidating for scale, they're believers in natural gas. This story for them offers an opportunity for enhanced returns over what they were able to accomplish, which they accomplished quite a bit as a standalone company.

But they've reached a point here after going public, where they felt that they were offering -- they had a chance for a better rate of return profile through the combination. We expect Blackstone to be shareholders for a while, and we welcome them as shareholders. They're eager to be shareholders in this combined company.

Nitin Kumar: Got it. Thank you.

Operator: Josh [Silverstein] with Wolfe Research.

Josh Silverstein: Like you mentioned before on the CEO search, you had some comments there between the 2022 outlook that's now the acquisition dividend announcement. But the forward outlook for Chesapeake seems pretty clear, and you've clearly been a big part of this. I am just wondering if you had your hat in the ring here because you had suggested otherwise, just differently otherwise beforehand. So just wanted to see how you're thinking about your role here at Chesapeake?

Mike Wichterich: Sure. I think in my role as the Chairman of the Board, I have not interviewed for the job of CEO. My goal here is just to help guide the company to a better place where I think we're heading.

Josh Silverstein: Okay. And then you also said you remain pretty active in the E&P market. You did the Vine transaction here. In the past, we've talked about the Eagle Ford being a potential divestiture candidate, but that seems off the table right now with the increased activity there. Could you just give your updated thoughts on the oil portfolio and how you guys view kind of the overall mix of the production profile because you're putting yourself against peers in the slides that are a bit more diversified. So I just wanted to see how you view kind of the overall portfolio construct now.

Mike Wichterich: Sure. Look, number one, we think we have a great gas asset both in the Marcellus and the Haynesville; we're believers. Eagle Ford is interesting, it's large; it's one of our big 3. We think that currently at the current prices today, it's really attractive to go drill down there and we're going to do it. We're going to chase returns and that will be sort of our first and foremost goal.

Do we have work to do down there? We do; we have costs, we have pipelines. We have other stuff that we have to take care of and that area is going to have to compete for capital. Today, it does. If it ever turns out that we can't compete for capital, then we'll have to do something about it then. But right now, it sure looks good and we want to keep going.

Josh Silverstein: Okay. Thanks.

Operator: Charles Meade at Johnson Rice.

Charles Meade: A little -- going back, I think it was said to Nitin's question on the 2022 allocation. So if my understanding is right, you guys are talking about adding 1 to 2 rigs in oily assets. And Mike, you were just talking about South Texas, but is obviously, where it seems like 1 rig is going to go there. But is another one maybe going to go to either the PRB or Brazos Valley, or should we just be thinking about the uptick being in your Eagle Ford?

Mike Wichterich: No, you shouldn't think about it that way. We're going to go to the best return locations. Clearly, the bigger one is South Texas; that's where the activity is going to be. We could probably do a handful of wells in Brazos Valley and its core, what we think is its best place and then we'll sort of go from there. Clearly, the PRB is a little bit of a tail wagging the dog. We are drilling some obligation wells there this year and it has to start competing. If it doesn't compete, it won't stay around here very long.

Charles Meade: Got it. Got it. And then kind of on the same point, you haven't been asked, but you beat on 2Q oil volumes, right? You guys are talking about adding rig activity. But you've also mentioned that your base declines, your PDP declines are turning out better. So of the -- your [oil] outlook for 2022 is a good bit over where I've been and where consensus is. And do you have a sense of how much of that is related to more activity you're planning and how much of that is better base declines?

Unidentified Company Representative: Yes, sure, now I'll take that, Charles. So we're seeing excellent performance in our base and the overall assets. Our 2 biggest drivers are South Texas and Brazos Valley. And so, South Texas really it's been back to the decision to kind of start to widen the space in a couple of years ago. And so we've seen really outperformance of those wells over the last couple of years; and then also the key work by the team to look at optimization in our performance there may be a similar story.

It's really the transition to that power of our team after we took over that asset, and we've really been focused on artificial lift optimization and then accelerate in our accretive work-over program. So both those assets have contributed a big piece of it. Powder is also ahead as well, so I think of it as really just a solid performance and really focus on that program by our team.

Charles Meade: All right. Thanks for that color.

Operator: Asif Chaudhry with IBY Investment.

Asif Chaudhry: Congrats on the deal, it seems like a win-win for everyone involved. Was just kind of wondering how you guys are thinking about the net debt profile going forward, and how you think about the Vine debt. Is that going to be on the balance sheet, or is that going to be taken out?

Nick Dell’Osso: So Vine has 3 basic pieces of debt. They have their 950 million of bonds, they have a term loan and they have a revolving credit facility. The term loan and the revolving credit facility will go away as a result of the transaction, we'll pay those off in cash and the bonds will stay outstanding. The bonds are due in 2029 for the stack into our maturity profile, and if we get an opportunity to refinance those at some point where it's attractive to do so, and there's not too much friction in the transaction, we'll do that.

Asif Chaudhry: Okay. That's all I had. Thank you, guys.

Operator: Nicholas Pope at Seaport.

Nicholas Pope: I'm trying to reconcile the share count and make sure I have that right with this transaction. I guess what is the Vine share count right now, and what is the total number of new shares of that conversion?

Nick Dell’Osso: Sure. So the buying share count, you have to take into consideration shares are best as a result of the deal and so it's almost 77 million shares, just a tick under. And then the share count pro forma the transaction is 135 million Chesapeake shares. So we're issuing about 19.1 million Chesapeake shares in the transaction.

Nicholas Pope: And the Vine share count that -- and I don't cover Vine. So is that a different class of shares because I'm just seeing a 41 million number and I'm trying to understand what -- I don't know what, I don't know what -- I haven't followed it before. So what's that number [difference]?

Nick Dell’Osso: Sure, there are 2 classes of shares of Vine. It stems from their private equity backing and the IPO. They have 2 classes of shares.

Nicholas Pope: Got it. And then can you talk a little bit about the speed of drilling, kind of where you guys are versus where Vine is, and what -- because I think you all talked about 30 wells this year, and you're running 3 rigs right now. As you kind of ramp that up, is that linear? How do you think about what, 3 to 6 rigs, what kind of well count are we talking about in the Haynesville for a combined (inaudible)?

Nick Dell’Osso: We're still assuming 10 wells per rig per year. That's a good pace and we believe that continues.

Nicholas Pope: That answers my questions. Thank you.

Operator: Doug Leggate with Bank of America.

Doug Leggate: Mike, or maybe this is for Nick. The capital guidance talks about adding activity back to the oil assets; I think Nitin touched on this earlier. But with the output that stabilizes production, is that how we should think about the strategy on the oil assets going forward?

Nick Dell’Osso: I'd say just to think about us targeting returns, Doug. So right now, we see it pretty attractive to bring a rig plus a little bit of additional activity to South Texas. And like Mike noted, we'll take care of some obligation wells in the PRB and see how those do. And then we're going to bring on some really high rate of return wells in the PB as well. So we know that those are really low-risk, high rate of return targets; they make sense for us to drill in this environment. And so that's how we're going to chase return with our capital. We think it makes a lot of sense.

By stemming the oil decline, obviously, it puts a boost in our EBITDA. Our efficiency of capital turning into cash flow in the near term is great on those assets. And so, look, it's a really attractive capital allocation move for us as we think about the fact that EBITDA is growing, we think about our ideal reinvestment rate, we think about the way to maximize cash flow for shareholders. This is a better answer than not drilling those wells.

Doug Leggate: Okay. Thank you. Brad knows the sustaining capital question is coming for him as well; I'll take it offline. Just 2 other quick ones, Nick, if I may. Finally, we did cover Vine over here, how the [tax] recoverable agreement with its largest shareholders, as you know. What's the status of that going forward to the new company, and what does it mean for the combined company cash tax trajectory?

Nick Dell’Osso: Sure, great question, Doug. So the tax receivable agreement that existed between Vine and Blackstone will be terminated as a result of this transaction. And there's been negotiated to be no payment under that agreement at termination. The cash tax position of the combined company going forward is unchanged from where we were before. We're pressuring up against a point where we will project to pay some cash taxes, as we have a lot more cash flow as prices rise. But as of right now, we would still project to be -- I think our outlook has a very modest amount of cash taxes forecast. We think that's right. We think there's still a chance we end up at zero for the year.

So we're watching that closely. We're going to be right near the line and adding Vine into the mix is effectively neutral to our view on forward cash taxes.

Doug Leggate: That sounds like a big win to me. So the last one then for me is hedging. Obviously, you're kind of locked in for 2022. But if you're generating this much free cash flow and the balance sheet in such good shape, and now you're thinking about the variable payout, why hedge? What is the purpose and philosophy of hedging? Because you're obviously not protecting necessarily a balance sheet position, and you're not protecting growth capital. So why not allow investors the headroom to what might be upside, if you like, going forward given your low-risk overall portfolio? That's my last one.

Nick Dell’Osso: Sure. Yes, sure, great question and I love answering this question. So we did put a lot of hedges on as we exited bankruptcy. It was required in the agreement. And you guys have seen that we did not add any hedges this quarter because we have a pretty robust hedge profile going forward. So we don't disagree with your sentiment that investors should have pretty good exposure to rising commodity prices going forward.

The way we do think about it though is that we're going to spend a lot of money each year. If you just think about our capital profile that's here in front of you today, on a standalone business, we're just over $1 billion, and with Vine, we're obviously, a little higher than that. And that capital is targeting new drilling and that new drilling has an expected rate of return that's very attractive at these levels. And we should derisk that capital program over time. So we should still have some hedge profile over time. Despite the fact that we have a great balance sheet, we won't be able to maintain our cash flow profile, our dividend profile, the attractive high-level variable dividend that we all can project at this point would be at risk if we didn't protect the cash flows that we expect to come out of our capital program.

So what does that really mean over time? I think what that means is that you can expect us to be around 50% hedged in a given year. So if you look forward into 2022, we have a pretty robust hedge profile. Vine has a good hedge position coming in. They are heavily hedged as well. So we're going to manage through that, but you should expect us to continue to think about matching a hedge program to derisking the decision to either offset decline, or have modest growth, and the cash flows you expect to come from that. And it all add up to somewhere around 50% in a given year.

Doug Leggate: Preference for swaps or collars, Nick?

Nick Dell’Osso: That always depends a little bit on price, Doug. As I've been watching the market the last few weeks, some of the collars look absolutely fantastic. So I love the idea of collars when they're priced effectively. As you know, sometimes the [skew] on those can make them really unattractive. But when you can lock in a price that's at or above your breakeven levels, or ideally well above your breakeven levels, and you can maintain some real exposure to the upside, we love that.

And that's a place where really our strong balance sheet gives us a lot more flexibility than it did in the past where we might have looked at the past, and said we need every penny of cash price or dollar of oil price that we can get. The strength of the balance sheet says that you absolutely can take some risk around getting exposure to the upside and still protecting yourself to the downside with some cushion that you are comfortable accepting. So love collars, they just have to be priced effectively.

Doug Leggate: All right. Thanks for taking my questions.

Operator: Neal Dingmann of Truist Securities.

Neal Dingmann: Just a quick follow-on what Doug asked on the hedges. Nick, what's your thoughts on basis hedges? And while we're talking about just the basis, could you talk about just your thoughts on your various regions and how you're seeing sort of basis for the rest of the year? It looks like everything is trending in line, but just would love to hear your thoughts on the hedging around that and kind of where we are.

Nick Dell’Osso: Yes, absolutely. Great question, Neal. And look, if you're not hedged in basis and you have a lot of production in the Northeast, then you're not hedged. So we think about the percentage of gas that we want to have hedged out of that Northeast production, we should its hedge's basis as well. And so we just manage that pretty carefully. Now, you can't hedge as far out in the future on basis typically without seeing some slippage in price, so the timing doesn't always match.

But yes, we absolutely want to continue to proactively manage that, but you also manage your transportation profile. As you know, we had a bit of transportation on the Tetco M3 line that's going to expire due to the negotiation of our bankruptcy. We're going to have an opportunity to add back some transportation to that area here, which we can talk more about in the future. But It's a modest amount, but it's going to give us a little bit of tailwind to our realized pricing. So we feel good about that. And we will continue to very proactively manage how we expose ourselves to realized prices in the basin through hedging for transportation and through curtailment of gas when prices just don't work. So we like all those dynamics.

There's been a lot of noise about basis in the Northeast this summer, there has been a lot of maintenance. We've navigated all that pretty well; you can see that in our results from today. Our realized price held up pretty well. There's been a lot of intra-basin dynamics that have been interesting. There had been times where some of the maintenance in other parts of the basin actually lifted our in-basin sales in Northeast PA where we are. And then there have been other times where we had some of the same pressure that others had too.

So it's been a very, very proactive management from our team; our team does a great job. We've got a marketing team that stays in really close contact with our production team, and they work it every day really hard to maximize the value we receive for our gas. I think they do a great job and we expect them to continue to do it.

The outlook is pretty good. As much as basis has been wide, the realized price that we're seeing in the field, especially right now this month, is out of sight, it's very, very strong. So you can take a wide basis for NYMEX when your realized price is elevated quite a bit and that's what we've seen. But right now, basis looks good this quarter and realized price is very attractive.

Neal Dingmann: Great details, Nick. And then maybe just one follow-on, Nick, for you or Mike. Just on -- I think I see this on Slide 4, but I want to make sure I understand. When looking at the Vine deal, where is that overall inventory? Does it go -- does a good piece of that go to your upper quartile, or I'm just -- I guess another way to say that is, when you sort of look at what you're going to be drilling, will a lot of that fall in the front of the line now, once that deal is complete?

Mike Wichterich: Neal, absolutely. The 370 locations that we're talking about, those premium locations, absolutely pushed their way to the front of the curve. We have our own in that bucket too, but those wells will compete on day one. And I would say they are definitely in the top quarter.

Neal Dingmann: Thanks, Mike.

Operator: Jordan Stuart of GoldenTree.

Jordan Stuart: Just somewhat of a follow-up to this last question. I'm curious how we're thinking about the portfolio as a whole now, Northeast PA versus Haynesville, where you guys have obviously made this acquisition versus some of the oilier stuff. Just as we think about force-ranking, how should we [be] thinking about that now and going forward, how that might change?

Mike Wichterich: Look, we're chasing returns. In Appalachia, we have a constraint on how much we can get out, so that's where your first baseline best return area. After that, you have to compete and the Haynesville gets a bunch of the capital. You can see we'll go from 3 to 2 or 6 rigs and then after that, we'll look at the balance between the two, between oil assets. So I would say 3, 6, and then the rest, oil on rig count.

Jordan Stuart: Great. And then obviously, the macro has improved materially enough for you guys to add activity in the oilier assets. I'm curious what type of pullback, or what type of volatility would have to be introduced here that maybe we can see it move in the other direction down the road?

Mike Wichterich: I think we showed you, in the bankruptcy coming out, that 45 to 50. The oil wells didn't attract any capital and I think if you [guide] in the long-term price of that, I think you'd have the same result.

Jordan Stuart: Great, very helpful, guys. Thank you.

Operator: Gregg Brody of Bank of America.

Gregg Brody: Congrats on the transaction. Just quickly, I know you've talked about investment-grade before, and I'm just curious how you think this transaction potentially impacts that? And I think in the past, Nick, you've said you were not particularly interested in getting a third rating. I'm curious if you're thinking a little differently about that because it does seem to help the investment-grade story.

Nick Dell’Osso: Yes, I think it helps the investment-grade story and I think we absolutely care about our rating; I wouldn't ever want to give you any sense of that. I think one of the things I've said in the past is that we can only put forward great results and ask the agencies to rate us appropriately. And that's what we're going to continue to do. We've already spoken to the agencies a little bit about these transactions to try to get them up to speed, and we'll continue to do that over the next few weeks.

This is a pretty big deal for us. It adds some scale and scale is one of the places that I think the agencies would like to see us be a little stronger. They'd like to see us be bigger, and this does that, which gives us sustainability of cash flows. There's a little bit of debt that comes with this transaction for sure, but on a pro forma basis, we're still well below 1 times, and we're generating a ton of free cash flow, which is going to continue to grind net debt lower. So we feel good about this.

And obviously, we are going to use some cash to pay off a bit of their debt at closing. So that again helps the total quantum of debt and net debt will continue to grind lower over time. So we feel really good about what this does for our pro forma credit profile. And then again, one of the reasons why we care about it a lot is that if we're going to have a meaningful seat at the table in talking about long-term gas sales agreements, which we absolutely will, with the quantum of gas that we will have available for supply here, you have to have a strong credit profile and you need to be driving towards investment-grade.

So it's probably more of a renewed goal to get to investment-grade because of the fact that we have that ability to play in a different way in long-term gas marketing. And we're pretty intentional about getting there; we're going to be very focused on it.

Gregg Brody: Does that make getting a Fitch rating a little bit more important?

Nick Dell’Osso: A Fitch rating? Maybe. We certainly have a relationship with those guys and we talk to them, and we'll continue to think about that.

Gregg Brody: And just last one -- have you indicated to the agencies whether there'd be cross-guarantees here from Chesapeake to Vine and vice versa, or is that still kind of to be determined?

Nick Dell’Osso: No, you should think about these bonds as basically becoming a part of the Chesapeake credit profile. It's all going to be one. It will not be held in a separate non-guarantor entity like WildHorse. This is going to be all folded in.

Gregg Brody: Great. Really appreciate the time, guys. Thanks.

Operator: Carl Malmgren from Goldman Sachs.

Carl Malmgren: Just wanted to build on one question that Gregg had there around the investment-grade ratings, or at least progress toward that. Scale is clearly something agencies have rewarded and you're doing that here. Are there other considerations maybe specific to Chesapeake you can talk about? The agency sometimes will talk about companies coming out of restructuring, or needing asset management team for them to get more comfortable in moving the ratings quickly. Is there any color on those items you can you can discuss with us?

Nick Dell’Osso: Yes, good morning, Carl. I think both of those items are important to the agencies. Time away from bankruptcy and showing a track record of delivery is important, and we now have 2 quarters where we've done that, so we're on our way, we believe. We expect to continue to deliver, we expect to continue to show strong results, we expect to continue to show disciplined results.

I'll go back to reminding you of what Mike started the call with around the non-negotiables and the fact that this transaction meets those non-negotiables. And one of those is that we will not break the balance sheet and we won't overpay for transactions. You can't do those things and warrant an investment-grade credit profile. So this is all aligned and it all hangs together about how we think about what we're trying to accomplish and who we want to be as a company.

Yes, they're going to care about how long we've been out of bankruptcy and our track record since then; we feel great about that concern. They're going to want to know who the CEO is, and as Mike noted, the Board expects to conclude that process in its due course and it's moving forward. And so we don't think those are long-term concerns, but we know that they are points that the agencies are still thinking about.

Carl Malmgren: That's helpful. I guess the one follow-up is, is there room for more transactions like this in the near-term, or is it kind of digest this and then take a look (inaudible) the broader environment look like?

Mike Wichterich: We're focused on this transaction and we focus on one at a time. So we don't think about the next one necessarily right away, but when you have opportunities to beat those non-negotiables, it is our job to look at them. And so we will continue to look, we will continue to participate in all processes in our areas of operation. But again, it's pretty hard to get them through the hoop because it's a pretty small hoop and we got a pretty big ball.

Carl Malmgren: Thanks for the time. Good luck.

Operator: And ladies and gentlemen, this concludes today's question-and-answer session. I'd like to turn the conference back over to the management team for any final remarks.

Mike Wichterich: Yes, before we leave, I do have a couple of things to say. Number one, I want to congratulate the buying team. Eric Marsh, you guys and team have done a beautiful job. They're a good operator, a clean operator. And it's really a tribute to the success of that team is where we are today. They've been nothing but professional, and I will tell you, our team is impressed, so congratulations, Eric and team.

And I'd also like to thank Blackstone. Blackstone is a new shareholder of ours; we're happy to have them as a shareholder. It's great when you have sophisticated investors who want to be in your stock. We have them, we welcome them. I expect to have a great relationship.

Operator: And thank you, sir. This concludes today's conference call. We thank you all for attending today's presentation. And you may now disconnect your lines, and have a wonderful day.